November 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Jessica Dickerson / Mr. Joe McCann

Re:	Bullfrog AI Holdings Inc.
Registration Statement on Form S-1 (File No. 333-283105)
CIK No. 0001829247

Dear Ms. Dickerson and Mr. McCann:

On behalf of Bullfrog AI Holdings Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 20, 2024, with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form S-1 (the “S-1/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form S-1 Filed November 8, 2024

Management’s Discussion and Analysis of Financial Condition..., page 43

1. Please revise this section to include, in addition to the discussion of the interim periods presented, a discussion of the financial condition, changes in financial condition, and results of operations for the fiscal years ended December 31, 2023 and 2022. Refer to Item 303(b) of Regulation S-K and Instruction 1 thereto.

We acknowledge the comment and respectfully advise the Staff that appropriate changes to address the comment have been made in the Registration Statement and S-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-810-0592.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.
Sichenzia Ross Ference Carmel LLP